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                                                                     EXHIBIT 1
                  [Letterhead of Bankgesellschaft Berlin AG]

November 26, 1997

The Growth Fund of Spain, Inc.
Attn.: Mr. Philip J. Collora, Secretary
222 South Riverside Plaza
Chicago, IL 60606
USA

Dear Mr. Collora:

We refer to the Offering Prospectus dated February 14, 1990 for The Growth Fund of Spain , Inc. ("the Fund") Common Stock and particularly to the paragraph entitled "Conversion to Open-End Investment Company" on page 12 of that prospectus (excerpt as follows).

                  Commencing with the fiscal year which begins on December 1, 1994, and in each fiscal each year thereafter, if (i) shares of the Fund's common stock (the "Common Stock") traded on the principal securities exchange where listed at an average discount from net asset value of more than 10%, determined on the basis of the discount as of the end of the last trading day in each week during the period of 12 calendar weeks preceding December 31 in such year, and (ii) during such year the Fund received written requests from the holders of 10% or more of the Fund's outstanding shares of Common Stock that a proposal, as described below, be submitted to the Fund's shareholders, the Fund will submit to its shareholders at the next succeeding annual meeting of shareholders a proposal, to the extent consistent with the 1940 Act, to amend the Fund's Articles of Incorporation.

Pursuant to the above-referenced paragraph, we, being holders of not less than 1,813,000 shares of the Fund's Common Stock as of November 25, 1997, hereby request that a proposal be submitted to the Fund's shareholders at the next annual meeting of shareholders to the effect that, to the extent consistent with the Investment Company Act 1940, the Fund's Articles of Incorporation be amended to provide that, upon its adoption by holders of three-fourths of the outstanding shares of Common Stock, the Fund will convert from a closed-end to an open-end investment company.

Please confirm receipt of this letter and that the proposal will be included on the agenda for the 1998 annual shareholders meeting.

Sincerely,

/s/ Serge Demoliere                 /s/ Dirk Kipp
Serge Demoliere                     Dirk Kipp
Managing Director                   Director

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